                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                           (Amendment No. ____)

                      AMERICAN MAIZE-PRODUCTS COMPANY
- --------------------------------------------------------------------------
                             (Name of Issuer)

        Class B Common Stock                       027339 30 8
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

        David E. Zeltner, Weil, Gotshal & Manges, 767 Fifth Avenue,
                  New York, New York 10153, (212) 310-8000
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                              March 27, 1995
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].

Check the following box if a fee is being paid with the statement   [x].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))

 CUSIP No. 027339 30 8                          13D


     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON

           EFL Limited

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:         WC

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF             Hong Kong
           ORGANIZATION:

       NUMBER OF         7  SOLE VOTING POWER:        None
        SHARES
     BENEFICIALLY        8  SHARED VOTING POWER:      300,654
       OWNED BY
         EACH            9  SOLE DISPOSITIVE POWER:   None
       REPORTING
      PERSON WITH       10  SHARED DISPOSITIVE        300,654
                            POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY     300,654
           REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   17.3%

    14     TYPE OF REPORTING PERSON:           CO

 CUSIP No. 027339 30 8                          13D


     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON

           Excorp Limited

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:         Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF             Hong Kong
           ORGANIZATION:

       NUMBER OF         7  SOLE VOTING POWER:        None
        SHARES
     BENEFICIALLY        8  SHARED VOTING POWER:      300,654
       OWNED BY
         EACH            9  SOLE DISPOSITIVE POWER:   None
       REPORTING
      PERSON WITH       10  SHARED DISPOSITIVE        300,654
                            POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY     300,654
           REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   17.3%

    14     TYPE OF REPORTING PERSON:           CO

 CUSIP No. 027339 30 8                          13D


     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON

           Excorp Holdings Limited

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:         Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF             Hong Kong
           ORGANIZATION:

       NUMBER OF         7  SOLE VOTING POWER:        None
        SHARES
     BENEFICIALLY        8  SHARED VOTING POWER:      300,654
       OWNED BY
         EACH            9  SOLE DISPOSITIVE POWER:   None
       REPORTING
      PERSON WITH       10  SHARED DISPOSITIVE        300,654
                            POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY     300,654
           REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   17.3%

    14     TYPE OF REPORTING PERSON:           CO

 CUSIP No. 027339 30 8                          13D


     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON

           Abacus (C.I.) Limited

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:         Not Applicable


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF             Island of Jersey
           ORGANIZATIO

       NUMBER OF         7  SOLE VOTING POWER:        None
        SHARES
     BENEFICIALLY        8  SHARED VOTING POWER:      300,654
       OWNED BY
         EACH            9  SOLE DISPOSITIVE POWER:   None
       REPORTING
      PERSON WITH       10  SHARED DISPOSITIVE        300,654
                            POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY     300,654
           REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   17.3%

    14     TYPE OF REPORTING PERSON:           CO

     ITEM 1.   SECURITY AND ISSUER

               The class of equity securities to which this Statement on
     Schedule 13D (the "Statement") relates is the Class B Common Stock, par value $.80 per share (the "Class B Stock"), of American Maize-Products Company, a Maine corporation (the "Company"). The principal executive offices of the Company are located at 250 Harbor Drive, Stamford, Connecticut 06904.

     ITEM 2.   IDENTITY AND BACKGROUND

               This Statement is being filed on behalf of EFL Limited, a corporation organized under the laws of Hong Kong (the "Purchaser"), Excorp Limited, a corporation organized under the laws of Hong Kong ("Excorp"), Excorp Holdings Limited, a corporation organized under the laws of Hong Kong ("Excorp Holdings"), and Abacus (C.I.) Limited, a trust corporation organized under the laws of the Island of Jersey, as trustee (the "Trustee"), of the Settlement dated 31 December 1985, a trust established under the laws of the Island of Jersey (the "Trust"). Purchaser, Excorp, Excorp Holdings and the Trustee are referred to herein collectively as the "Reporting Persons".

               The Purchaser is a securities trading company with its principal executive offices located at Caroline Centre, 10th Floor, 28 Yun Ping Road, Causeway Bay, Hong Kong.

               All of the outstanding shares of capital stock of the Purchaser are owned by Excorp. Excorp is a private investment holding company with its principal executive offices located at Caroline Centre, 10th Floor, 28 Yun Ping Road, Causeway Bay, Hong Kong.

               All of the outstanding shares of capital stock of Excorp are owned by Excorp Holdings. Excorp Holdings is a private investment holding company with its principal executive offices located at Caroline Centre, 10th floor, 28 Yun Ping Road, Causeway Bay, Hong Kong.

               All of the outstanding shares of capital stock of Excorp Holdings are owned by the Trust. The Trustee of the Trust, which has voting and dispositive power with the respect to such shares of Excorp Holdings, has its principal executive offices at La Motte Chambers, St. Helier, Jersey, Channel Islands.

               The name, business address, current principal occupation or employment, five year employment history and citizenship of each director and executive officer of each of the Purchaser, Excorp, Excorp Holdings and the Trustee are set forth in Schedule I attached hereto and incorporated herein by reference.

               During the last five years, neither the Purchaser, Excorp, Excorp Holdings or Trustee nor any of the persons listed on Schedule I to this Statement, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a













































     NYFS02...:\09\67609\0019\1575\SCH3235T.09H
     judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               The aggregate purchase price of the 282,600 shares of Class B Stock purchased by the Purchaser was approximately $12,910,000 (including brokerage commissions) and, as described in Item 6 hereof, the Purchaser has agreed to purchase an additional 18,054 shares of Class B Stock for $830,484. Such shares have been (or will be, in the case of the transaction referred to in Item 6 hereof) paid for from approximately $11,530,000 of net proceeds derived from the Purchaser's sale of an aggregate of 300,900 shares of the Company's Class A
     Common Stock, par value $.80 per share (the "Class A Stock" and, together with the Class B Stock, the "Common Stock") that were owned by the Purchaser and the balance from the Purchaser's working capital funds. The 300,654 shares of Class B Stock beneficially owned by the Reporting Persons are referred to herein as the "Shares."

     ITEM 4.   PURPOSE OF TRANSACTION

               The Purchaser acquired the Shares with a view to its possible acquisition of a controlling interest in, all of the equity of, or certain assets of the Company.

               On February 23, 1995, A.M. Acquisition Corp., a Delaware corporation and an affiliate of the Purchaser ("AMAC"), made a proposal to Mr. William Ziegler, III, Ms. Helen Z. Steinkraus, GIH Corp., United States Trust Company of New York and First Fidelity Bank (formerly Union Trust Company) (such offerees being referred to collectively as the "Ziegler/Steinkraus Parties") to purchase, subject to certain conditions, all of the Ziegler/Steinkraus Parties' shares of Class B Stock for $44 per share. According to publicly available information, the Ziegler/Steinkraus Parties beneficially own in the aggregate 955,803 shares of Class B Stock, representing approximately 54.9% of the currently outstanding Class B Stock. The proposal states that if such offer is accepted, AMAC would propose to the Company a cash merger transaction pursuant to which all of the outstanding shares of the Company's Common Stock (other than the shares of Class B Stock owned by the Ziegler/Steinkraus Parties) would be converted into the right to receive a cash amount equal to $40.25 per share. Such proposal was made pursuant to a letter from Pexco Holdings, Inc., a Delaware corporation and an affiliate of the Purchaser ("Pexco"), dated February 23, 1995 and an accompanying form of Stock Purchase Agreement, copies of which are filed as exhibits hereto and incorporated herein by reference. By letter from Pexco dated February 28, 1995, a copy of which is filed as an exhibit hereto and incorporated herein by reference, AMAC agreed to keep its offer to the Ziegler/Steinkraus Parties open until March 10, 1995.

               AMAC is a wholly owned subsidiary of Pacific Investments BVI Limited, a British Virgin Islands corporation which, in turn, is a wholly owned subsidiary of Usaha Tegas Sdn. Bhd., a Malaysian corporation ("UTSB"). UTSB is a wholly owned subsidiary of Pacific States Investments Limited, an Island of Jersey corporation which, in turn, is a wholly owned subsidiary of Excorp Holdings. Pexco is a wholly owned subsidiary of Excorp Holdings.

               At the request of representatives of Mrs. Steinkraus and in an effort to eliminate the "double" tax to stockholders of GIH Corp., on March 8, 1995, AMAC made an alternative proposal to the Ziegler/Steinkraus Parties to purchase all of the outstanding shares of capital stock of GIH Corp. owned by each of the Ziegler/Steinkraus Parties. The price offered for the GIH Corp. shares would be based upon the shares of Common Stock owned by GIH Corp., with Class B Stock valued for this purpose at $44 per share and Class A Stock valued for this purpose at 40.25 per share. According to publicly available information, GIH Corp. owns 824,521 shares of Class B Stock and 1,140,294 shares of

     Class A Stock. AMAC indicated that it was also prepared to proceed with the proposal set forth in Pexco's February 23, 1995 letter and, to give the Ziegler/Steinkraus Parties the opportunity to fully consider the alternatives proposed, the offers would remain open until the Ziegler/Steinkraus Parties were notified to the contrary or, based upon developments, such parties' shares ceased to represent a controlling interest in the Company. Such alternative proposal was made pursuant to a letter from Pexco to the Ziegler/Steinkraus Parties dated March 8, 1995, a copy of which is filed as an exhibit hereto and incorporated herein by reference. Neither of the aforementioned proposals has been accepted and both remain outstanding. Representatives of the Reporting Persons have had discussions with representatives of certain of the Ziegler/Steinkraus Parties with respect to the Reporting Persons' possible acquisition of the Company or interests therein.

               On February 22, 1995, Eridania Beghin-Say, S.A., a French corporation ("Eridania"), and Cerestar USA Inc., a Delaware corporation and indirect wholly owned subsidiary of Eridania ("Cerestar"), entered into a merger agreement with the Company providing for the merger of Cerestar with and into the Company (the "Eridania Merger"). Pursuant to the terms of such merger agreement, Cerestar commenced a tender offer on February 28, 1995, for all outstanding shares of the Company's Common

     Stock at $40 per share (the "Tender Offer"). According to publicly available information, Mr. William Ziegler, III beneficially owns (including shares owned by GIH Corp. and certain trusts) 949,920 shares of Class B Common Stock. Mr. Ziegler has publicly announced that he does not intend to tender any of the shares beneficially owned by him in the Tender Offer and is strongly opposed to the Eridania Merger. As indicated above, the Reporting Persons beneficially own 300,654 shares of Class B Stock. Although subject to change depending upon the outcome of future discussions or negotiations or other developments as discussed below, the Purchaser also has no present intention of tendering its Shares in the Tender Offer. In the event neither Mr. Ziegler nor the Purchaser tenders the shares of Class B Stock beneficially owned by them, it would appear that Cerestar will be unable to satisfy the minimum condition for completing the Tender Offer as set forth in its offer to purchase relating thereto. None of the Reporting Persons has entered into any agreement, understanding or arrangement with Mr. Ziegler or any of the other Ziegler/Steinkraus Parties for the purpose of voting, acquiring, holding or disposing of shares of Common Stock.

               The Reporting Persons may pursue discussions or negotiations with the Ziegler/Steinkraus Parties, other stockholders, the Company and/or other interested parties. Depending on the outcome of such discussions or negotiations, and other future developments, the Reporting Persons may determine to make a proposal to acquire the Company or certain of its assets or seek to acquire additional shares of the Company's Common Stock through privately negotiated transactions, open market purchases or otherwise. Alternatively, depending upon the outcome of such discussions or negotiations or such developments, the Reporting Persons may determine to sell the Shares in the open market, pursuant to the Tender Offer or any other tender offer, in privately negotiated transactions or otherwise.

               Although the foregoing reflects activities presently contemplated by the Purchaser with respect to the Company, the foregoing is subject to change at any time, and there is no assurance that the Purchaser will actually purchase additional shares of the Company's Common Stock, seek to obtain control of the Company or submit any proposal to the Company. Except as set forth above, none of the Reporting Persons has any present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               (a) As of the date of the Statement, the Purchaser is the beneficial owner of an aggregate of 300,654 shares of Class B Stock which represents approximately 17.3% of the 1,742,057 shares of Class B Stock issued and outstanding as of March 6,

     1995, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

               Excorp is the beneficial owner of all of the issued and outstanding capital stock of the Purchaser and, consequently, may be deemed to be the beneficial owner of the 300,654 shares of Class B Stock (representing approximately 17.3% of the issued and outstanding shares of Class B Stock) of which the Purchaser is the beneficial owner.

               Excorp Holdings is the beneficial owner of all of the issued and outstanding capital stock of Excorp and, therefore, may be deemed to be the beneficial owner of the 300,654 shares of Class B Stock (representing approximately 17.3% of the issued and outstanding shares of Class B Stock) of which Excorp may be deemed to be the beneficial owner.

               The Trust is the beneficial owner of all of the issued and outstanding capital stock of Excorp Holdings and the Trustee has voting and dispositive power with respect to such stock of Excorp. Consequently, the Trustee may be deemed to be the beneficial owner of the 300,654 shares of Class B Stock (representing approximately 17.3% of the issued and outstanding shares of Class B Stock) of which Excorp Holdings may be deemed to be the beneficial owner.

               (b) Based on their respective interests as described in paragraph (a) above, each of the Reporting Persons may be deemed to share power to vote and to dispose of the shares of Class B Stock beneficially owned or deemed to be beneficially owned by them. The responses of the Reporting Persons to Items (7) through (11) of the cover page of this Statement which relate to the beneficial ownership of shares of Class B Stock of the Company are incorporated herein by reference.

               (c) The information concerning transactions by the Purchaser effecting shares of Class B Stock during the past sixty days is set forth on Schedule II hereto. Except as set forth on Schedule II hereto, none of the Reporting Persons nor any of their respective directors, executive officers, trustees or subsidiaries have effected any transaction in shares of Class B Stock during the past sixty days.

               (d) and (e)  Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

               Pursuant to the terms and conditions of a certain Stock Purchase Agreement (the "Porter Stock Purchase Agreement"), dated March 28, 1995, by and between the Purchaser and A. Alex Porter, as seller, the Purchaser purchased 41,500 shares of Class B Stock from Mr. Porter at $46.00 per share and agreed to purchase an additional 18,054 shares of Class B Stock from Mr. Porter on April 11, 1995 at $46.00 per share. In the event that the issuance and delivery of Class B Stock pursuant to a certain rights offering made by the Company to the holders of Class B

     Stock (which offering is scheduled to expire on April 10, 1995) has not been completed by April 11, 1995, the closing of such additional purchase will be delayed until such issuance and delivery is made and, if such rights offering is terminated, the obligation to sell and purchase such additional shares will terminate. A copy of the Porter Stock Purchase Agreement is filed as an exhibit hereto and is incorporated herein by reference.

               AMAC and UTSB have engaged Gleacher & Co., Inc. ("Gleacher") as their financial advisor in connection with their possible acquisition of the Company or certain other possible transactions with the Company. A copy of the engagement letter among AMAC, UTSB and Gleacher dated March 10, 1995 is filed as an exhibit hereto and is incorporated herein by reference.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

               The following Exhibits are filed herewith:

               Exhibit 1 - Joint Filing Agreement among the Reporting
               Persons.

               Exhibit 2 - Power of Attorney from Purchaser.

               Exhibit 3 - Power of Attorney from Excorp.

               Exhibit 4 - Power of Attorney from Excorp Holdings.

               Exhibit 5 - Power of Attorney from Trustee.

               Exhibit 6 - Letter, dated February 23, 1995, from Pexco to the Ziegler/Steinkraus Parties.

               Exhibit 7 - Form of Stock Purchase Agreement among AMAC and the Ziegler/Steinkraus Parties.

               Exhibit 8 - Letter, dated February 28, 1995, from Pexco to the Ziegler/Steinkraus Parties.

               Exhibit 9 - Letter, dated March 8, 1995, from Pexco to the Ziegler/Steinkraus Parties.

               Exhibit 10 - Stock Purchase Agreement, dated March 27, 1995, by and between Purchaser and A. Alex Porter.

               Exhibit 11 - Engagement Letter, dated March 10, 1995, by and among Gleacher, UTSB and AMAC.

                                    SIGNATURE
                                    ---------
               After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.

     Dated:    April 5, 1995


                                   EFL LIMITED


                                   By: /s/ Leonard D. Pickett
                                       -------------------------
                                       Name:  Leonard D. Pickett
                                       Title: Attorney-in-fact


                                   EXCORP LIMITED


                                   By: /s/ Leonard D. Pickett
                                       -------------------------
                                       Name:  Leonard D. Pickett
                                       Title: Attorney-in-fact


                                   EXCORP HOLDINGS LIMITED


                                   By: /s/ Leonard D. Pickett
                                       -------------------------
                                       Name:  Leonard D. Pickett
                                       Title: Attorney-in-fact


                                   ABACUS (C.I.) LIMITED, as
                                      Trustee


                                   By: /s/ Leonard D. Pickett
                                       -------------------------
                                       Name:  Leonard D. Pickett
                                       Title: Attorney-in-fact

                                                                 SCHEDULE I

     A.   DIRECTORS AND EXECUTIVE OFFICERS OF EFL LIMITED ("THE PURCHASER")

          The following table sets forth the name, business address and current principal occupation or employment of the directors and executive officers of the Purchaser. Unless otherwise indicated, all occupations, offices or positions of employment listed opposite an individual's name were held by such individual during the last five years. Mr. Krishnan is a citizen of Malaysia, Mr. Medalla is a citizen of the Philippines, Mr. Leong is a citizen of Malaysia and Mr. Pickett is a citizen of the United States.


     EMPLOYMENT                        CURRENT PRINCIPAL OCCUPATION OR
     NAMES AND BUSINESS ADDRESS        AND FIVE-YEAR EMPLOYMENT HISTORY
     --------------------------        ------------------------------------

     T. Ananda Krishnan                Director of Purchaser.  Chairman of
     Excorp Holdings Limited           the Board of Excorp Holdings Limited.
     24 Jalan Perak
     Kuala Lumpur 50450
     Malaysia


     Taricisio M. Medalla              Director of Purchaser.  Mr. Medalla
     NGL Pacific Limited               is also Director and Treasurer of NGL
     4th Floor, Centrum II Bldg.       Pacific Limited, a wholly owned
     150 Valero St., Salcedo Village   subsidiary of Excorp Holdings Limited,
     Makati, Metro Manila              which maintains a regional
     Philippines                       headquarters in the Philippines acting
                                       as a supervisory, communications and
                                       coordinating center for its affiliates.


     Ooi Boon Leong                    Director of Purchaser.  Mr. Leong is
     Ooi Boon Leong & Co.              an advocate and solicitor with the
     Jalan Bukit Nanas                 law firm Ooi Boon Leong & Co. in
     50250 Kuala Lumpur, Malaysia      Malaysia.


     Leonard D. Pickett                Director of Purchaser.  For the past
     Pexco Holdings, Inc.              five years Mr. Pickett has been
     7130 South Lewis Avenue           employed as the President
     Suite 850                         and Chief Executive Officer of
     Tulsa, OK 74136                   Pexco Holdings, Inc., a wholly owned
                                       subsidiary of Excorp Holdings Limited.

                        DIRECTORS AND EXECUTIVE OFFICERS

     B.   DIRECTORS AND EXECUTIVE OFFICERS OF EXCORP LIMITED ("EXCORP")

          The following table sets forth the name, business address, current principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Excorp. Unless otherwise indicated, all occupations, offices or positions or employment listed opposite an individual's name were held by such individual during the last five years. Mr. Krishnan is a citizen of Malaysia, Mr. Medalla is a citizen of the Philippines and Alhart Limited is organized in Hong Kong.


     EMPLOYMENT                        CURRENT PRINCIPAL OCCUPATION OR
     NAMES AND BUSINESS ADDRESS        AND FIVE-YEAR EMPLOYMENT HISTORY
     --------------------------        ----------------------------------
     T. Ananda Krishnan                Director of Excorp.  Chairman of the
     Excorp Holdings Limited           Board of Excorp Holdings Limited.
     24 Jalan Perak
     Kuala Lumpur 50450
     Malaysia

     Taricisio M. Medalla              Director of Excorp.  Mr. Medalla is
     NGL Pacific Limited               also Director and Treasurer of NGL
     4th Floor, Centrum II Bldg.       Pacific Limited, a wholly owned
     150 Valero St., Salcedo Village   subsidiary of Excorp Holdings
     Makati, Metro Manila              Limited, which maintains a regional
     Philippines                       headquarters in the Philippines
                                       acting as a supervisory, communications
                                       and coordinating center for its
                                       affiliates.

     Alhart Limited                    Director of Excorp.  Alhart Limited
     9/F Luk Yu Building               is a private company engaged in the
     24-26 Stanley Street              business of providing trusteeships
     Central Hong Kong                 and nominee services.

     C. DIRECTORS AND EXECUTIVE OFFICERS OF EXCORP HOLDINGS LIMITED ("EXCORP HOLDINGS")

          The following table sets forth the name, business address and current principal occupation or employment of the directors and executive officers of Excorp Holdings. Unless otherwise indicated, all occupations, offices or positions of employment listed opposite an individual's name were held by such individual during the last five years. Mr. Krishnan is a citizen of Malaysia and Mr. Medalla is a citizen of the Philippines.


     EMPLOYMENT                        CURRENT PRINCIPAL OCCUPATION OR
     NAMES AND BUSINESS ADDRESS        AND FIVE-YEAR EMPLOYMENT HISTORY
     --------------------------        ------------------------------------

     T. Ananda Krishnan                Director and Chairman of the Board
     24 Jalan Perak                    of Excorp Holdings.
     Kuala Lumpur Malaysia


     Taricisio M. Medalla              Director of Excorp Holdings.  Mr.
     NGL Pacific Limited               Medalla is also Director and Treasurer
     4th Floor, Centrum II Bldg.       of NGL Pacific Limited, a wholly owned
     150 Valero St., Salcedo Village   subsidiary of Excorp Holdings, which
     Makati, Metro Manila              maintains a regional headquarters in
     Philippines                       the Philippines acting as a
                                       supervisory communications and
                                       coordinating center for its affiliates.

     D.   THE TRUSTEE

          Set forth below are the names and business addresses of the directors of the Trustee. The Trustee does not have executive officers. The principal occupation or employment of each of such directors for the past five years has been as a partner in or employee of Coopers & Lybrand or a predecessor firm in the Channel Islands.


     NAMES AND BUSINESS ADDRESS
     --------------------------

     Peter Arthur Neil Bailey
     Charles Richard Blampied
     David Paul Boleat
     David John Brewer
     Allan John Bougeard
     Michael David de Figueiredo
     Geoffrey William Fisher
     Philip Edward Giddings
     Geoffrey John Grime
     George Sharon Loraine
     Peter John Morgan
     Niall MacGregor Ritchie
     Francis Dearie
     Elizabeth Mary Le Poidevin
     Patricia Ann Littlewood
     Huw Maurice Bolle-Jones
     Graham Roy Benfield*
     Neil Jesse Crocker*
     David Charles Jeffreys*

          The business address of all of the directors other than those marked with an asterisk is La Motte Chambers, St. Helier, Jersey, Channel Islands. The business address of the directors marked with an asterisk is the Island of Guernsey at National Westminster House, Le Truchot, St. Peter Port, Guernsey, Channel Islands.

                                                                SCHEDULE II

          The Purchaser acquired an aggregate of 282,600 shares of Class B Stock during the 60-day period prior to the date hereof, as further described below. Except as otherwise indicated, all transactions were effected on the American Stock Exchange.


       Date of Transaction      Number of Shares     Price Per Share(1)
       -------------------      ----------------     ---------------
             03/15/95                  200             $38.13
             03/15/95                  200              38.25
             03/16/95                1,000              38.25
             03/17/95                  500              38.13
             03/21/95                  100              38.13
             03/22/95(2)            74,900              46.00
             03/23/95                2,600              39.00
             03/24/95                3,400              38.00
             03/24/95                2,000              37.75
             03/27/95                1,000              40.25
             03/27/95                  500              40.50
             03/27/95                  100              40.75
             03/27/95                  200              41.00
             03/27/95                2,000              40.75
             03/27/95                1,000              40.75
             03/27/95(2)(3)         41,500              46.00
             03/27/95(2)           146,400              46.00
             03/28/95                1,000              41.00
             03/28/95                4,000              45.00

















     (1)  The price per share excludes brokers' commissions.

     (2) These transactions were effected pursuant to over-the-counter transactions in London in which Salomon Brothers Inc. acted as agent for both the Purchaser and the respective sellers.

     (3) This transaction was effected pursuant to the Porter Stock Purchase Agreement.



                                  EXHIBIT INDEX

     Exhibit                                                   Exhibit Number
     -------                                                   --------------

     Joint Filing Agreement among the                                 1
     Reporting Persons.

     Power of Attorney from Purchaser.                                2

     Power of Attorney from Excorp.                                   3

     Power of Attorney from Excorp Holdings.                          4

     Power of Attorney from Trustee.                                  5

     Letter, dated February 23, 1995, from Pexco                      6
     Ziegler/Steinkraus Parties.

     Form of Stock Purchase Agreement among AMAC                      7
     and the Ziegler/Steinkraus Parties.

     Letter, dated February 28, 1995, from Pexco                      8
     to the Ziegler/Steinkraus Parties.

     Letter, dated March 8, 1995, from Pexco to the                   9
     Ziegler/Steinkraus Parties.

     Stock Purchase Agreement, dated March 27, 1995,                 10
     by and between Purchaser and A. Alex Porter.

     Engagement Letter, dated March 10, 1995, by and                 11
     among Gleacher, UTSB and AMAC.